UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K     [X] Form 10-Q    [ ] Form N-SAR

For Period Ended:  December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  __________N/A________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I. REGISTRANT INFORMATION

Full name of registrant:
Implant Sciences Corporation

Former name if applicable
N/A

Address of principal executive office (Street and number)
107 Audubon Road

City, State and Zip Code:
Wakefield, Massachusetts  01880-1246

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K,  Form N-SAR or Form N-CS R,  or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q , or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant cannot without unreasonable effort and expense file its Form 10-Q on or prior to the prescribed filing date of February 14, 2008.  The Company has determined that an event occurred in the quarter ended December 31, 2007, which has caused an impairment in its Semiconductor Reporting Unit.  This determination requires the input from outside consultants in order to estimate the impairment.  As a result, the Registrant requires additional time to accurately present to and review with its independent auditors the accounting relating to this assessment.  The timing of this conclusion has in turn prohibited the auditors from completing their quarterly review.  The Registrant expects to file the Form 10-Q within five days after the filing deadline.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Diane Ryan                                                           781-246-0700
    (Name)                                           (Area  Code)  (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[x]Yes  [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ]Yes  [] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended December 31, 2007, the Registrant anticipates reporting revenues on continuing operations of $1,884,000 as compared with $4,858,000 in the comparable prior year period.  Before the effect of any impairment charge, the loss from operations increased to $2,898,000 as compared with a loss from operations of $1,106,000 in the prior year period.  A more detailed discussion of results of operations will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.

Implant Sciences Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 15, 2008                                                                                         By:         /s/  Phillip C. Thomas
                    Phillip C. Thomas
                Chief Executive Officer